Exhibit 4.(a).45

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 32

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter- “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone services using the cellular method granted to Partner on 7 April 1998, as follows:

Amendment of Article 80.1

1.	In Article 80.1 instead of “service contract” shall come “payment notice that was sent to the Subscriber, in accordance with the service contract”.

Replacement of Article 80.4

2.	Instead of Article 80.4 shall come:

” 80.4	The Licensee shall be permitted to charge a Subscriber with payment for collection costs for a payment for services provided to the Subscriber that were not paid on the due date (hereinafter- “the amount due”) on condition that at least fourteen (14) days have elapsed from the payment date, except in the case of non-payment due to refusal by a bank or credit card company to pay a charge which the Licensee has authorization to collect; The amount of collection costs that the Licensee will charge, shall be reasonable and relatative in regard to the amount due and the actions that the Licensee must take to collect the said amount. For this matter, “collections costs”-including legal actions that the Licensee or anyone on the Licensee’s behalf takes to collect the amount due before filing an application with the courts.”

1 Iyar 5765
10 May 2005

(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing	(sgd) —————————————— Avi Balashnikov Director General